United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑	Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐	No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐	No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale announces proposal of shareholder remuneration
Rio de Janeiro, September 23, 2010 — Vale S.A. (Vale) announces that its Executive Board has approved and will submit to the Board of Directors the following proposals: (i) payment of the second tranche of the minimum dividend of US$ 1.250 billion, as publically announced on January 26, 2010; (ii) payment of an additional dividend of US$ 500 million; (iii) payment of an extraordinary dividend of US$ 1 billion.
The proposals for the second tranche of the minimum dividend and additional dividend will be evaluated by the Board of Directors in the meeting scheduled for October 14, 2010, and if approved, payments will be made on October 29, 2010. The total amount will be US$ 1.750 billion, equal to US$ 0.330927989 per common or preferred share in circulation, based on the number of shares in circulation on August 31, 2010.
The amounts in Brazilian reais will be calculated using the Brazilian real/US dollar exchange rate (Ptax-Option 5) published by the Central Bank of Brazil on October 13, 2010.
If the proposals are approved, all investors who hold Vale shares at the record dates will have the right to receive the minimum and the additional dividend payment. The record date for the holders of shares traded on the BM&F Bovespa is October 14, 2010. The record date for holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is October 19, 2010.
Vale shares will be traded ex-dividend on BM&F Bovespa, NYSE and Euronext Paris stock exchanges as of October 15, 2010.
The proposal for payment of an extraordinary dividend of US$ 1 billion will be evaluated by the Board of Directors in the meeting scheduled for January 14, 2011 and, if approved, payment will be made on January 31, 2011.
The amount of US$ 1 billion is equal to US$ 0.189101708 per common or preferred share in circulation, based on the number of shares in circulation on August 31, 2010. The amounts in Brazilian reais will be calculated using the Brazilian real/US dollar exchange rate (Ptax-Option 5) published by the Central Bank of Brazil on January 13, 2011.
If the proposal is approved, all investors who hold Vale shares at the record dates will have the right to the dividend payment. The record date for the owners of shares traded on the BM&F Bovespa is January 14, 2011. The record date for holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is January 19, 2011.
Vale shares will be traded ex-dividend on BM&F Bovespa as of January 17, 2011, and on NYSE and Euronext Paris stock exchanges as of January 14, 2011.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: September 23, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations